

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2022

Emil Michael
President
D-Wave Quantum Inc.
3033 Beta Avenue
Burnaby, British Columbia V5G 4M9
Canada

   Re: D-Wave Quantum Inc.
     Registration Statement on Form S-4
     Exhibit Nos. 10.16, 10.18, 10.19, 10.26, 10.27, 10.28
     Filed March 15, 2022
     File No. 333-263573

Dear Mr. Michael:

   We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

              Sincerely,

              Division of Corporation Finance